Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 1 DATED MAY 14, 2010
TO THE PROSPECTUS DATED APRIL 30, 2010

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. ("Hines Global"), dated April 30, 2010 (the “Prospectus”) . Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;

B.	To update disclosures in the section of the Prospectus entitled "Management";

C.	To update disclosures in the section of the Prospectus entitled "Investment Objectives and Policies with Respect to Certain Activities";

D.	To update disclosures in the section of the Prospectus entitled "Prior Performance";

E.	To update disclosures in Appendix A to the Prospectus; and

F.	To update disclosures in Appendix E to the Prospectus.

A. Status of Our Current Public Offering

As of May 7, 2010 we had received gross proceeds of approximately $124.2 million from the sale of approximately 12.5 million of our common shares in our current public offering, including approximately $1.1 million relating to approximately 116,000 shares issued under our dividend reinvestment plan. As of May 7, 2010, approximately $2,876.9 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $498.9 million in shares available under our dividend reinvestment plan.

B. Updates to the Managment Section

1. The disclosure under “Management — Our Officers and Directors” beginning on page 51 of the Prospectus is hereby deleted in its entirety and replaced with the following:

Jeffrey C. Hines.  Mr. Hines joined Hines in 1981. Mr. Hines serves as our Chairman of the Board of Directors and Chairman of the managers of the general partner of our Advisor. Mr. Hines has also been the Chairman of the board of directors of the Hines Real Estate Investment Trust, Inc., which we refer to as Hines REIT, Chairman of the managers of the general partner of the Advisor of Hines REIT and a member of the management board of the Hines US Core Office Fund LP, which we refer to as the Core Fund, since August 2003. He is also the co-owner and President and Chief Executive Officer of the general partner of Hines and is a member of Hines’ Executive Committee. He became President of the general partner of Hines in 1990 and Chief Executive Officer of the general partner of Hines in January 2008 and has overseen a major expansion of the firm’s personnel, financial resources, domestic and foreign market penetration, products and services. He directed development of the firm’s first $846 million Emerging Markets Fund that provided start-up capital for projects in emerging international markets. He has been a major participant in the development of the Hines domestic and international acquisition program and currently oversees a portfolio of 214 projects valued at approximately $22.2 billion. Over the past ten years, Hines has sponsored funds which acquired or developed $20.3 billion in real estate, $7.1 billion of which related to properties outside of the United States. Mr. Hines graduated from Williams College with a B.A. in Economics and received his M.B.A. from the Harvard Business School. Mr. Hines is the son of Gerald D. Hines.

We believe that Mr. Hines’ career, spanning more than 29 years in the commercial real estate industry, including his service as Chairman of the board of directors of Hines REIT, his leadership of Hines, his participation in Hines’ international acquisition program and the depth of his knowledge of Hines and its affiliates, provide him with the business expertise and leadership experience necessary to serve as Chairman of our board of directors.

C. Hastings Johnson.  Mr. Johnson joined Hines in 1978. Mr. Johnson serves as a member of our board of directors and a member of the managers of the general partner of our Advisor. Mr. Johnson has also been a member of the board of directors of Hines REIT, a manager of the general partner of the Advisor of Hines REIT, and a member of the management board of the Core Fund since August 2003. In addition, he has served as Vice Chairman of the general partner of Hines since January 2008 and Chief Financial Officer of the general partner of Hines since 1992. In these roles, he is responsible for the financial policies, equity financing and the joint venture relationships of Hines in the U.S. and internationally. He is also a member of Hines’ Executive Committee. Prior to becoming Chief Financial Officer of the general partner of Hines, he led the development or redevelopment of numerous projects and initiated the Hines’ domestic and international acquisition program and currently oversees a portfolio of 214 projects valued at approximately $22.2 billion. Over the past ten years, Hines has sponsored funds which acquired or developed $20.3 billion in real estate, $7.1 billion of which related to properties outside of the United States. Total debt and equity capital committed to equity projects sponsored by Hines during Mr. Johnson’s tenure as Chief Financial Officer has exceeded $46 billion. Mr. Johnson graduated from the Georgia Institute of Technology with a B.S. in Industrial Engineering and received his M.B.A. from the Harvard Business School.

We believe that Mr. Johnson’s significant experience in the commercial real estate industry, including his 32 year tenure at Hines, his vast knowledge of Hines’ financial and investment policies and his participation in Hines' international acquisition program, well qualifies him to serve on our board of directors.

Charles M. Baughn.  Mr. Baughn joined Hines in 1984. Mr. Baughn serves as a member of our board of directors and as a manager of the general partner of our Advisor. Mr. Baughn has also been a member of the board of directors of Hines REIT since April 2008 and a manager of the general partner of the Advisor of Hines REIT since August 2003. Mr. Baughn also served as Chief Executive Officer of Hines REIT from August 2003 through April 1, 2008. He has also served as an Executive Vice President and CEO — Capital Markets Group of the general partner of Hines since April 2001 and, as such, is responsible for overseeing Hines’ capital markets group, which raises, places and manages equity and debt for Hines projects in the U.S. and internationally, Mr. Baughn is also a member of Hines’ Executive Committee and the Chief Executive Officer and a director of our Dealer Manager. Mr. Baughn has also been a member of the management board of the Core Fund since 2003. During his tenure at Hines, he also has contributed to the development or redevelopment of over nine million square feet of office and special use facilities in the southwestern United States. He graduated from the New York State College of Ceramics at Alfred University with a B.A. and received his M.B.A. from the University of Colorado. Mr. Baughn holds Series 7, 24 and 63 securities licenses.

We believe that the depth and breadth of Mr. Baughn’s experience in the commercial real estate industry acquired during his 26 year career with Hines, including his familiarity with Hines’ financial and investment policies and his experience overseeing the raising, placement and management of equity and debt for Hines' domestic and international projects, well qualifies him to serve on our board of directors.

Jack L. Farley.  Mr. Farley, an independent director since June 2009, co-founded Liberty Green Renewables, LLC in July 2008 to pursue development, construction and operation of biomass-to-electricity generation projects in the Midwest and Southeast US. From 2003 to February 2008, Mr. Farley was Senior Vice President of Cinergy Corp., where he was responsible for the Power Trading and Marketing group. During his tenure, the group had approximately $30 billion of annual physical power sales and ranked in the top 15 in the US. Cinergy Corp. merged with Duke Energy (NYSE: DUK) in 2006. In October 2007, Fortis NV acquired Duke’s trading operations as a strategic enhancement to its nascent US banking activities. Prior to joining Cinergy/Duke, Mr. Farley was President of the West Region at Reliant Resources, Inc., where he managed a $1.1 billion portfolio of power generation assets, and was responsible for the development and construction of two combined-cycle gas turbine projects with a total investment of approximately $750 million.

  We believe Mr. Farley is well qualified to serve on our board of directors as a result of his extensive leadership experience and his understanding of the requirements of managing a public company, which he acquired during his tenure at Duke Energy. This experience along with Mr. Farley’s Masters in Business Administration from The Wharton School and his involvement in the preparation of earnings statements and the compliance process for Sarbanes-Oxley requirements of public companies enable him to provide valuable insight to our board of directors and our Audit Committee, for which he serves as chairman.

Thomas L. Mitchell.  Mr. Mitchell, an independent director since June 2009, has been the Senior Vice President, Chief Financial Officer, Treasurer and Controller of Noble Corporation (NYSE: NE), a publicly-held offshore drilling contractor for the oil and gas industry, since November 2006. From 1997 to November 2006, Mr. Mitchell served as Vice President and Controller of Apache Corporation (NYSE, NASDAQ: APA), a publicly-held oil and gas exploration, development and production company. From 1996 to 1997, he served as Chief Accounting Officer and Controller of Apache, and from 1989 to 1996 he served Apache in various positions including Assistant to the Vice President — Production and Director of Natural Gas Marketing. Prior to joining Apache, Mr. Mitchell spent seven years at Arthur Andersen & Co., an independent public accounting firm, where he practiced as a Certified Public Accountant, managing clients in the oil and gas, banking, manufacturing and government contracting industries. Mr. Mitchell graduated from Bob Jones University with a B.S. in Accounting.

We believe Mr. Mitchell’s significant leadership experience at two public companies makes him well qualified to serve as one of our directors. In addition, through his previous experience in public accounting, Mr. Mitchell is able to provide valuable insight with respect to financial reporting processes and our system of internal controls.

John S. Moody.  Mr. Moody, an independent director since June 2009, has been President of Parkside Capital, LLC in Houston since January 2006. Parkside Capital, LLC is the general partner and manager of Parkside Capital Land Fund, LTD., a Texas real estate private equity firm which invests in raw land in high growth markets in Texas. From January 2004 to December 2005, Mr. Moody was the President and Chief Executive Officer of HRO Asset Management, LLC, a real estate advisory business headquartered in New York City, where he oversaw the acquisition of $850 million of real estate assets. From September 2001 to December 2003, he was the President of Marsh & McLennan Real Estate Advisors, Inc., where he developed the real estate strategy for the Marsh & McLennan Companies, including directing the execution of all real estate leases, projects and transactions. Mr. Moody was also the President and Chief Executive Officer of Cornerstone Properties, Inc., a publicly-held equity REIT which acquired, developed and operated large scale Class A office buildings in major metropolitan markets throughout the US. During his tenure at Cornerstone, assets grew from $500 million to $4.8 billion. From 1991 to 1995, Mr. Moody was the President and Chief Executive Officer of Deutsche Bank Realty Advisors, Inc., where he oversaw a $2 billion equity and debt portfolio. Mr. Moody has been a member of the Board of Directors of Huron Consulting Group (NASDAQ: HURN), a publicly-held integrated strategic services provider since October 2005. Since September 2006, he has been a member of the Board of Directors of Potlatch Corporation (NYSE: PCH), a publicly-held REIT with approximately 1.6 million acres of forestland. He became the Vice Chairman of the Board of Directors of Potlatch in January 2009. Mr. Moody was a member of the Board of Directors and Chairman of the Compensation Committee of CRIIMI MAE, Inc., a publicly-held REIT, from January 2004 to January 2006. He was also a member of the Board of Directors and Chairman of the Compensation Committee of Keystone Property Trust, a publicly-held REIT, from 2001 to 2004. Mr. Moody was a member of the Board of Directors of Equity Office Properties, a publicly-held REIT, from 2001 to 2004. Mr. Moody graduated from Stanford University with a B.S. and received his J.D. with honors from the University of Texas.

We believe that Mr. Moody’s significant experience in the commercial real estate industry makes him well qualified to serve as one of our directors. Drawing on this experience, Mr. Moody is able to provide valuable insight regarding our investment strategies, internal controls and financial risk exposures. In addition, through his experience serving on the boards of several public companies, Mr. Moody is well-versed in the requirements of serving on a public company board.

Peter Shaper.  Mr. Shaper, an independent director since June 2009, has been the Chief Executive Officer of CapRock Communications, Inc., a global provider of broadband communications to remote locations via satellite with revenues of over $300 million since 2002. Mr. Shaper also is a founding partner of Genesis Park LP, a Houston-based private equity firm which was founded in 2000 and primarily focuses its investment strategy on the software, telecommunications, media, finance and niche energy business sectors. From 1998 to 2000, Mr. Shaper was the president of Donnelley Marketing, a Division of First Data Corporation, where he was directly responsible for the turnaround and eventual sale of the $100 million revenue database marketing company to a strategic buyer. In 1996, Mr. Shaper helped found the Information Management Group, or IMG, as its Executive Vice President of Operations and Chief Financial Officer. IMG grew to over $600 million in revenue during Mr. Shaper’s tenure. Prior to joining IMG, Mr. Shaper was with a Dallas-based private equity firm where he was responsible for investments in numerous technology-oriented companies, as well as assisting those companies with developing long-term strategies and financial structures. Mr. Shaper also has several years experience with the international consulting firm McKinsey & Company. Mr. Shaper graduated from Stanford University with a B.S. in industrial engineering and received his M.B.A. from Harvard Business School.

We believe Mr. Shaper’s significant experience as a senior executive officer of sophisticated companies such as CapRock Communications, Genesis Park and Donnelley Marketing/First Data, as well as his experience founding and leading IMG, make him well qualified to serve on our board of directors.

Charles N. Hazen.  Mr. Hazen joined Hines in 1989. Mr. Hazen serves as President and Chief Executive Officer for us and the general partner of our Advisor and is responsible for overall management of our business strategy and operations in the U.S. and internationally. Mr. Hazen has also been the President of Hines REIT and President of the general partner of the Advisor of Hines REIT since August 2003. He also served as Chief Operating Officer for Hines REIT and the general partner of the Advisor of Hines REIT from August 2003 to April 1, 2008 when he became Chief Executive Officer. He has also been a Senior Vice President of the general partner of Hines since July 2000, the President and a member of the management board of the Core Fund and a director of our Dealer Manager since August 2003. During his tenure at Hines he has participated in more than $8 billion of office, retail and industrial investments in the U.S. and internationally including Hines Corporate Properties, a fund that developed and acquired single-tenant office buildings in the U.S. Mr. Hazen graduated from the University of Kentucky with a B.S. in Finance and received his J.D. from the University of Kentucky.

Sherri W. Schugart.  Ms. Schugart joined Hines in 1995. Ms. Schugart serves as Chief Financial Officer for us and the general partner of our Advisor. Ms. Schugart has also been the Chief Financial Officer of Hines REIT and the general partner of the Advisor of Hines REIT since August 2003 and the Chief Financial Officer of the Core Fund since July 2004. In these roles, her responsibilities include oversight of financial and portfolio management, equity and debt financing activities, investor relations, accounting, financial reporting, compliance and administrative functions in the U.S. and internationally. She has also been a Senior Vice President of the general partner of Hines since October 2007 and has served as a director of our Dealer Manager since August 2003. Prior to holding these positions she was a Vice President in Hines Capital Markets Group raising equity and debt financing for various Hines investment vehicles in the U.S.

and internationally. Ms. Schugart has been responsible for arranging more than $8.0 billion in equity and debt for Hines’ public and private investment funds. She was also previously the controller for several of Hines’ investment funds and portfolios. Prior to joining Hines, Ms. Schugart spent eight years with Arthur Andersen, where she managed both public and private clients in the real estate, construction, finance and banking industries. She graduated from Southwest Texas State University with a B.B.A. in Accounting and is a certified public accountant.

Edmund A. Donaldson.  Mr. Donaldson joined Hines in 1994. Mr. Donaldson serves as Chief Investment Officer for us and the general partner of our Advisor. Mr. Donaldson has also been the Chief Investment Officer for Hines REIT and the general partner of the Advisor of Hines REIT since April 2008. In these roles, he is responsible for management of the real estate acquisition program in the U.S. and internationally. He has also served as a Senior Vice President of the general partner of Hines since October 2007 and the Senior Investment Officer and member of the management board of the Core Fund since August 2003. He has been responsible for the acquisition of over $8 billion in assets for various Hines affiliates in the U.S. and internationally. He also has been instrumental in the investment and management of the Hines 1997 U.S. Office Development Fund, L.P., the Hines 1999 U.S. Office Development Fund, L.P. and Hines Suburban Office Venture, L.L.C. He graduated from the University of California, San Diego with a B.A. in Quantitative Economics and Decision Sciences and received his M.B.A. from Rice University.

Frank R. Apollo.  Mr. Apollo joined Hines in 1993. Mr. Apollo serves as Senior Vice President — Finance; Treasurer and Secretary for us and the general partner of our Advisor. Mr. Apollo has also been the Senior Vice President — Finance; Treasurer and Secretary for Hines REIT and the general partner of the Advisor of Hines REIT and Senior Vice President — Finance of the Core Fund since he was elected to these positions in April 2008. In these roles, he is responsible for overseeing portfolio financial management, debt financings, treasury and liquidity management and legal and corporate governance in the U.S. and internationally. He served as Chief Accounting Officer, Treasurer and Secretary for Hines REIT from August 2003 to April 2008 and Chief Accounting Officer of the Core Fund from July 2004 to April 2008. His responsibilities in these positions included accounting, financial reporting, legal and corporate governance in the U.S. and internationally. He has also served as a Vice President of the general partner of Hines since 1999 and as the Vice President, Treasurer, and Secretary of our Dealer Manager since August 2003 and, as a result, is responsible for all financial operations of our Dealer Manager. Prior to holding these positions, Mr. Apollo served as the Vice President and Corporate Controller responsible for the accounting and control functions for Hines’ international operations, the Vice President and Regional Controller for Hines’ European Region and the director of Hines’ Internal Audit Department. Before joining Hines, Mr. Apollo was an audit manager with Arthur Andersen. He graduated from the University of Texas with a B.B.A. in Accounting, is a certified public accountant and holds Series 28 and 63 securities licenses.

Kevin L. McMeans.  Mr. McMeans joined Hines in 1992. Mr. McMeans serves as Asset Management Officer for us and the general partner of our Advisor. Mr. McMeans has also been the Asset Management Officer of Hines REIT and the general partner of the Advisor of Hines REIT since April 2008. He has also served as the Asset Management Officer of the Core Fund since January 2005. In these roles, he will be responsible for overseeing the management of the various investment properties owned by each of the funds in the U.S. and internationally. He previously served as the Chief Financial Officer of Hines Corporate Properties, an investment venture established by Hines with a major U.S. pension fund, from 2001 through June 2004. In this role, Mr. McMeans was responsible for negotiating and closing debt financings, underwriting and evaluating new investments, negotiating and closing sale transactions and overseeing the administrative and financial reporting requirements of the venture and its investors. Before joining Hines, Mr. McMeans spent four and a half years at Deloitte & Touche LLP in the audit department. He graduated from Texas A&M University with a B.S. in Computer Science and is a certified public accountant.

Ryan T. Sims.  Mr. Sims joined Hines in August 2003. Mr. Sims serves as Chief Accounting Officer for us and the general partner of our Advisor. Mr. Sims has also been the Chief Accounting Officer of Hines REIT, the general partner of the Advisor of Hines REIT and the Core Fund since he was elected to these positions in April 2008. In these roles, he is responsible for the management, accounting, financial reporting and SEC reporting functions, as well as oversight of the Sarbanes-Oxley compliance program in the U.S. and internationally. He is also responsible for establishing the accounting policies and ensuring compliance with those policies in the U.S. and internationally. He has also previously served as a Senior Controller for Hines REIT and the general partner of the Advisor of Hines REIT from August 2003 to April 2008 and the Core Fund from July 2004 to April 2008. Prior to joining Hines, Mr. Sims was a manager in the audit practice of Arthur Andersen, LLP and Deloitte & Touche LLP, serving clients primarily in the real estate industry. He holds a Bachelor of Business Administration degree in Accounting from Baylor University and is a certified public accountant.

2. The paragraph below the bar chart on page 70 of the Prospectus is deleted in its entirety and replaced with the following:

    Hines also has extensive experience in disposition services. During the 10 years ended December 31, 2009, Hines sponsored 19 privately-offered programs in which Hines co-invested with various third-party institutional and other third-party investors, and one publicly-offered investment program, Hines REIT. During this period, these funds disposed of 107 investments. The aggregate sales price of such underlying properties was approximately $9.2 billion and the aggregate original cost was approximately $7.0 billion. 41 of these properties were located outside of the United States, which had an aggregate sales price of approximately $3.1 billion and an aggregate cost of approximately $2.2 billion.

3. The fourth paragraph on page 72 of the Prospectus is deleted in its entirety and replaced with the following:

    Christopher D. Hughes.  Mr. Hughes is an Executive Vice President of the general partner of Hines and CEO of the East region of the United States. He is responsible for all development and operations in this region and is a member of Hines’ Executive Committee. He is also a member of Hines’ Capital Markets Group. He continues to be involved with key Hines investor relationships, structuring commingled funds, joint ventures and raising equity capital. Mr. Hughes was a development officer in the Washington, DC office, where he contributed to the development and acquisition of more than 3.4 million square feet of office space. He graduated from Southern Methodist University with a B.A. in History. Mr. Hughes is also a director of our Dealer Manager and holds Series 22 and 63 licenses.

C. Updates to the Investment Objectives and Policies with Respect to Certain Activities Section

The fourth paragraph under “Investment Objectives and Policies with Respect to Certain Activities — Investment Policies — International Investments” beginning on page 102 of the Prospectus is hereby deleted in its entirety and replaced with the following:

    We believe that having access to Hines’ international organization, with regional offices in 16 foreign countries and real estate professionals living and working full time in these international markets, will be a valuable resource to us when considering international opportunities. As of December 31, 2009, Hines had offices in the United Kingdom, France, Spain, Mexico, Poland, Germany, Brazil, Italy, China, Canada, Russia, Panama, Luxembourg, United Arab Emirates, India and Turkey. Hines has acquired, developed, or redeveloped over 114 projects outside of the United States in the 10 year period ended December 31, 2009 with an aggregate cost of approximately $7.1 billion. A majority of these projects are located in maturing or emerging markets. Our Advisor has access to Hines’ international organization, and we expect to consider interests in non-U.S. markets, including opportunities in maturing or emerging markets. However, we cannot assure investors that we will be able to successfully manage the various risks associated with, and unique to, investing in foreign markets.

D. Updates to the Prior Performance Section

The disclosure under “Prior Performance” beginning on page 110 of the Prospectus is hereby deleted in its entirety and replaced with the following:

The information presented in this section represents the historical experience of real estate programs managed by Hines and its affiliates. The following summary is qualified in its entirety by reference to the prior performance tables, which can be found in Appendix A of this prospectus.

    Other than Hines REIT, Hines’ previous programs were conducted through private entities not subject to similar up-front commissions, fees and expenses associated with this offering or all of the laws and regulations governing Hines Global. Investors in Hines Global should not assume that the prior performance of Hines or its affiliates or programs will be indicative of Hines Global’s future performance. Please see “Risk Factors — Risks Related to Our Business in General — We are different in some respects from other investment vehicles sponsored by Hines, and therefore the past performance of such investments may not be indicative of our future results and Hines has limited experience in acquiring and operating certain types of real estate investments that we may acquire.”

Prior Programs

Hines has employed a range of investment strategies to pursue property real estate investment opportunities in the United States and internationally. During the 10 years ended December 31, 2009, Hines sponsored 19 privately-offered programs in which Hines co-invested with various third-party institutional and other third-party investors, and one publicly-offered investment program, Hines REIT, which we collectively refer to as the Prior Programs.

The prior performance tables included in Appendix A to this prospectus set forth information as of the dates indicated regarding certain of the Prior Programs as to: (i) experience in raising and investing funds (Table I); (ii) compensation to sponsor (Table II); (iii) operating results of Prior Programs (Table III); (iv) results of completed Prior Programs (Table IV); and (v) sales or disposals of properties (Table V).

Summary Information

Capital Raising

The total amount of funds raised from investors in the Prior Programs during the 10 years ended December 31, 2009 was approximately $14.1 billion. There was a total of 46 third-party institutional investors in the privately-offered programs and approximately 58,000 investors in Hines REIT. Please see “Appendix A — Prior Performance Tables — Table I” and “Appendix A — Prior Performance Tables — Table II” for more detailed information about Hines’ experience in raising and investing funds for Prior Programs during the three year period ended December 31, 2009 and the compensation paid to Hines and its affiliates as the sponsor and manager of these Prior Programs.

Investments

During the 10 years ended December 31, 2009, the aggregate amount of real estate investments made by the Prior Programs was approximately $20.3 billion. The following table gives a breakdown of the aggregate real estate investments made by the Prior Programs, categorized by the cost of the underlying type of property, as of December 31, 2009:

Type of Property	Existing	Construction	Total
Office	61.9%	13.0%	74.9%
Mixed-use	3.0%	10.3%	13.3%
Retail	1.3%	1.3%	2.6%
Residential	0.1%	2.5%	2.6%
Industrial, Hospitality, Parking Garage and Land	2.1%	4.5%	6.6%
Total	68.4%	31.6%	100.0%

During the 10 years ended December 31, 2009, approximately 234 properties underlie the investments made by the Prior Programs. Of these properties, approximately 120 properties or 51% in terms of number and approximately $13.3 billion or 65% in terms of cost were located in the United States, and approximately 114 properties or 49% in terms of number and approximately $7.1 billion or 35% in terms of cost were located outside of the United States. Please see “Risk Factors — Risks Related to International Investments.” Of the non-U.S. acquisition and development activity, approximately 60% (in terms of cost) occurred in Western Europe, 3% occurred in Canada and the remaining approximately 37% took place in certain emerging market economies. The table below gives further details about the properties acquired or developed by the Prior Programs during the 10 years ended December 31, 2009.

	Properties Underlying the Investments Made
Location	Number	Cost
	(In thousands)
United States:
East Region	17	$2,102,040
Southwest Region	22	$2,143,220
Midwest Region	13	$2,130,530
West Region	44	$5,047,180
Southeast Region	24	$1,830,850
TOTAL UNITED STATES	120	$13,253,820
International:
Western Europe	41	$4,272,210
France; Germany; Italy, Spain, United Kingdom
Canada	1	$215,500
Ontario
Emerging Market Economies	72	$2,606,530
Argentina; Brazil; China; India; Mexico; Poland; Russia
TOTAL INTERNATIONAL	114	$7,094,240
TOTAL ALL LOCATIONS	234	$20,348,060

Investments in 87 properties were made by Prior Programs during the three-year period ended December 31, 2009. The aggregate cost of these properties totaled approximately $10.3 billion. Generally, investments were financed with a combination of mortgage financing (including construction loans for development projects) and investor equity, including debt financing secured by investors’ commitments to make equity investments.

A more detailed description of these investments by the Prior Programs with investment objectives similar to ours can be found in Prior Performance Table VI, which is included in Part II of the registration statement of which this prospectus is a part, but is not included in this prospectus. We will provide a copy of Table VI to any prospective investor without charge upon written request. Please see “Where You Can Find More Information.”

Sales and Dispositions

Approximately 107 investments have been disposed of by the Prior Programs during the 10 years ended December 31, 2009. The aggregate sales price of such underlying properties was approximately $9.2 billion and the aggregate original cost was approximately $7.0 billion.

Please see “Appendix A — Prior Performance Table III” for information about the operating results of Hines’ prior programs with investment objectives similar to ours, the offerings of which closed in the five years ended December 31, 2009. “Appendix A — Prior Performance Tables — Table IV” describes the overall results of programs with investment objectives similar to ours completed in the five years ended December 31, 2009; and “Appendix A — Prior Performance Tables — Table V” provides more detailed information about individual property sales in the last three years by programs with investment objectives similar to ours.

Investment Objectives

Approximately 43% of the aggregate funds raised from investors by all of the Prior Programs were invested in Prior Programs with investment objectives similar to ours. The aggregate cost of the underlying properties of the Prior Programs with similar investment objectives is about 51% of the total aggregate cost incurred by all of the Prior Programs during the period. Sales by Prior Programs with similar investment objectives to ours represent approximately 6% of the aggregate sales price from all of the Prior Programs during the 10 years ended December 31, 2009.

Prior Program Summary

Most global markets have recently experienced a deterioration of economic conditions as well as a reduction of liquidity in the financial markets. These conditions have impacted the commercial real estate industry by way of reduced equity capital and debt financing as well as the weakening of real estate fundamentals such as tenant demand, occupancies, leasing velocity and rental rates, the result of which is generally reduced projected cash flow and lower values. Some of the Prior Programs described below are in their investment and/or operational phase and are being impacted by the current adverse market conditions which may cause them to alter their investment strategy or generate returns lower than expected or ultimately incur losses. In addition, we expect that the public program and certain of the private programs listed below as being in the “investment phase,” as well as additional private programs sponsored by Hines, will be engaged in offerings simultaneously with this offering. Until such time as each of the Prior Programs in their investment and/or operational phases completes their disposition phase, the ultimate performance of such programs is undeterminable given the significant uncertainty surrounding the global economic and real estate markets for the next several years.

Below is a description of each of the Prior Programs. References to “Hines” in the following descriptions include Hines or affiliates of Hines.

Programs in Investment Phase
Hines Real Estate Investment Trust
Hines REIT was formed in August 2003 as an investment vehicle which invests primarily in institutional-quality office properties located throughout the U.S. and can also invest in properties outside the U.S., non-office properties and other real estate investments. Hines REIT has disclosed in its offering materials that it has not set a finite date or time frame by which it anticipates it might be liquidated. Hines REIT has raised US$2.5 billion and expects to continue to raise capital through public offerings. Hines REIT is managed by Hines, and Hines has discretion over investment decisions, subject to the approval of the Hines REIT board of directors. Deteriorating economic conditions and rising cap rates have led to a decline in the appraised values of the assets in this portfolio and as a result, Hines REIT reduced its offering and redemption prices in early 2009. In addition, Hines REIT suspended its primary offering and its redemption program (except for requests related to the death or disability of an investor) in late 2009.

Hines US Core Office Fund LP
The Hines US Core Office Fund LP (“Core Fund”) is a partnership organized in August 2003 by Hines to invest in existing core office properties in the United States that Hines believes are desirable long-term core holdings. The Core Fund has capital commitments of US$2.1 billion, all of which was funded as of December 31, 2009. The Core Fund is managed by Hines, and Hines has discretion over investment decisions. Deteriorating economic conditions and rising cap rates have led to a steady decline in the appraised values of the assets in this portfolio resulting in decreases in the net asset value of the fund in the last several quarters.

Hines U.S. Office Value Added Fund II LP
Hines U.S. Office Value Added Fund II LP (“Hines VAF II”) was formed in October 2006 to acquire existing assets in major U.S. markets with the focus on large CBD office and multi-building suburban office campuses, seeking value add opportunities through leasing and redevelopment. As a successor fund to Hines VAF I, Hines VAF II had total equity capital commitments of US$828 million, $599 million of which was funded as of December 31, 2009. Hines VAF II is managed by Hines, and Hines has discretion over investment decisions. Deteriorating economic conditions and rising cap rates have led to a steady decline in the values of the assets in this portfolio.

Hines Pan-European Core Fund
Hines Pan-European Core Fund (“HECF”) was formed in July 2006 to acquire and manage a geographically diversified portfolio of core real estate assets in the European Union, in EU concession countries as well as in Switzerland, Norway and Russia, with a focus on France, Germany, Italy, Spain and the United Kingdom. The primary objective of HECF is to generate sustainable current income from operating leases and long-term capital appreciation of asset values. HECF’s current equity capital commitments are €268 million (approximately US$383 million, $300 million of which was funded as of December 31, 2009). This is an open ended fund with a plan to achieve aggregate equity capital of approximately €1.5 billion over time. HECF is managed by Hines, and Hines has discretion over investment decisions. Deteriorating economic conditions and rising cap rates in Europe have led to a decline in the appraised values of the assets in this portfolio resulting in a decrease in the net asset value of the fund.

National Office Partners Limited Partnership
National Office Partners Limited Partnership (“NOP”) was formed in July 1998 with CalPERS to acquire, develop, lease, own and sell Class A, multi-tenant office buildings in the United States. From inception through March 2005, the initial phase of the partnership, the total amount committed was US$3.4 billion. The current phase of the partnership has total equity invested and allocated for the year of US$309 million. CalPERS allocates capital to NOP on an annual basis. NOP may pursue core office opportunities, as well as investments in value added properties and development projects. NOP is managed by Hines, and Hines has discretion within specified limits over investment decisions. In November 2007, NOP invested $95 million in a mezzanine financing position. Due to declining values in the underlying portfolio, NOP lost substantially all of its investment when it sold this position in November 2008. In December 2006, NOP purchased three office towers in northern California. Due to deteriorating conditions in the capital and leasing markets these assets defaulted on their loan and were subsequently foreclosed upon.

Hines CalPERS Green Development Fund
Hines CalPERS Green Development Fund (“HCG”) was formed in August 2006 with CalPERS to develop sustainable office buildings that will be certified through the Leadership in Energy and Environmental Design Core and Shell Program (LEED-CS). HCG’s initial equity capital commitment was US$123 million and with additional equity capital committed by its partners in 2007 now totals US$278 million, $226 million of which was funded as of December 31, 2009). HCG is managed by Hines, and Hines has discretion within specified limits over investment decisions. Due to deteriorating economic conditions, HCG has suspended the development of two projects for which the land had already been acquired.

Hines European Development Fund II LP
Hines European Development Fund II LP (“HEDF II”) was formed in February 2007 to develop new Class A office buildings and redevelop well-located existing buildings in the targeted countries of France, Germany, Italy, Spain and the UK. As a successor fund to HEDF, HEDF II had total equity capital commitments of €647 million (approximately US$912 million). There have been no calls for capital as at December 31, 2009 as the Fund is fully leveraged by the subscription loan facility. HEDF II is managed by Hines, and Hines has discretion over investment decisions. In 2008, HEDF II entered into a promise of sale agreement to acquire three plots of land in Paris. This development was to be carried out as a joint venture with a large French developer. Due to the downturn in economic conditions in 2008 and 2009, this development became no longer financially viable. In 2009, an agreement was reached with the joint venture partner for the proposed project, whereby HEDF II was fully reimbursed the promise of sale deposit in return for selling all future rights to the land. A loss on disposal of €297,000 was realized. Following the global financial crisis and the decline in world trade, the continued contraction in the Spanish economy has resulted in HEDF II recognizing significant impairments in 2008 and 2009 in respect of the projects located in Spain.

Hines India Fund
Hines India Fund LP (“HIF”) was formed in October 2007 to develop office projects and high end residential properties and to acquire fully entitled land with potential involvement in master-planned communities and township developments to meet the demand of multinational and Indian corporations and the growing middle class, respectively. Primary markets are New Delhi/National Capital Region, Bangalore and Mumbai; secondary markets are Hyderabad, Chennai and Pune. HIF had total equity capital commitments of US$300 million, $114 million of which was funded as of December 31, 2009. HIF is managed by Hines, and Hines has discretion over investment decisions.

HCM Holdings II, LP
HCM Holdings II, LP (“HCM II”) was formed in March 2007 with CalPERS to develop and acquire residential, retail, office and industrial projects that serve the growing Mexico middle class in geographically diverse locations/segments in Mexico. As a successor fund to HCM I, HCM II had total equity capital commitments of US$100 million, $11 million of which was funded as of December 31, 2009. HCM II is managed by Hines, and Hines has discretion over investment decisions subject to an annual investment plan and program guidelines approved by CalPERS. Due to cost overruns and deteriorating economic conditions that led to lower than projected sales prices on its retail and residential projects, HCM II has incurred a loss. Further, due to deteriorating economic conditions, HCM II has suspended two residential projects, the vertical portion of a retail project, and an industrial park which have predevelopment costs that will not be recovered.

HCB Interests II, LP
HCB Interests II, LP (“HCB II”) was formed in February 2007 with CalPERS to develop and acquire institutional quality real estate targeting multi-national and major Brazilian corporate tenancies, residential development for low to middle income Brazilian households and continue the development and expansion of industrial distribution parks. As a successor fund to HCB I, HCB II had total equity capital commitments of US$500 million, $155 million of which was funded as of December 31, 2009. HCB II is managed by Hines, and Hines has discretion over investment decisions. Due to deteriorating economic conditions, HCB II has cancelled the development of an office project prior to the commencement of construction. The land acquired for this project was sold at a loss of approximately $16 million in March 2010.

Hines International Real Estate Fund
Hines International Real Estate Fund (“HIREF”) was formed in July 2006 to acquire and develop office, retail, residential and industrial projects in emerging markets, with its main focus being China, Russia and Poland. HIREF had total equity capital commitments of US$343 million, $223 million of which was funded as of December 31, 2009. HIREF is managed by Hines, and Hines has discretion over investment decisions.

HCC Interests LP
HCC Interests LP (“HCC”) was formed in May 2006 with CalPERS to develop and acquire office, retail, land development, industrial, mixed use and hospitality projects in China. HCC had equity capital commitments of US$250 million of which approximately $159 million was committed to two projects as of December 31, 2009 (none of the capital has been called from investors as of December 31, 2009). The Fund’s commitment term expired on May 25, 2009. HCC is managed by Hines, and Hines has discretion over investment decisions.

Programs in Operations/Dispositions Phase
Hines U.S. Office Value Added Fund LP
Hines U.S. Office Value Added Fund LP (“VAF I” or “Hines Value Added Fund”) was formed in December 2003 to invest in existing office properties in the United States with value add potential through leasing or redevelopment activities. Hines Value Added Fund had total equity capital commitments of US$276 million, $248 million of which was funded as of December 31, 2009. VAF I is managed by Hines, and Hines has discretion over investment decisions. Deteriorating economic conditions and rising cap rates have led to a steady decline in the values of the assets in this portfolio.

Hines European Value Added Fund
Hines European Value Added Fund (“HEVAF”) was formed in March 2005 in the legal form of a Luxembourg FCP to invest in a geographically diverse portfolio of buildings across Europe with value add created through redevelopment, development, leasing and sale of the properties. HEVAF’s equity capital commitment was €247 million (approximately US$354 million), €211 million of which was funded as of December 31, 2009. HEVAF is managed by Hines, and Hines has discretion over investment decisions. Deteriorating economic conditions and rising cap rates have led to a steady decline in the values of the assets in this portfolio.

HCB Interests, LP
HCB Interests, LP (“HCB I”) was formed in August 2005 with CalPERS to develop and acquire primarily Brazilian office, industrial, retail and residential projects with US$100 million equity capital committed ($99 million has been funded as of December 31, 2009). HCB is managed by Hines, and Hines has discretion over investment decisions.

HCM Holdings LP
HCM Holdings LP (“HCM I”) was formed in January 2005 with CalPERS to develop, lease, own and sell residential, retail, office and industrial projects in geographically diverse locations/segments in Mexico. HCM I’s equity capital commitment was US$110 million, $102 million of which was funded as of December 31, 2009. HCM is managed by Hines, and Hines has discretion over investment decisions. Due to cost overruns and deteriorating economic conditions that led to lower than projected sales prices on its retail and residential projects, HCM I has incurred a loss. Additionally, HCM I has incurred predevelopment costs that will not be recovered on a retail project that was suspended due to the economic environment.

Hines European Development Fund LP
Hines European Development Fund LP (“HEDF I”) was formed in October 2002 to develop and redevelop Class A office space in major metropolitan cities in Western Europe. HEDF I had total equity capital commitments of €387 million (approximately US$555 million). There have been no calls for capital as of December 31, 2009 as the Fund is fully leveraged by the subscription loan facility. HEDF I is managed by Hines, and Hines has discretion over investment decisions.

Emerging Markets Real Estate Fund I LP
Emerging Markets Real Estate Fund I LP (“EMRE I”) was formed in September 1996 to develop, redevelop, lease, own and sell Class A office, residential and industrial projects in diverse emerging economies outside the United States. EMRE I had total equity capital commitments of US$410 million, $362 million of which was funded as of December 31, 2009. EMRE I is managed by Hines, and Hines has discretion over investment decisions. The fund’s Mexico City office property was exposed to constrained market demand and over supply, which caused rental rates to decline and resulted in a loss at the time of disposition. The project was sold through a portfolio sale with two industrial projects to optimize value.

Emerging Markets Real Estate Fund II LP
Emerging Markets Real Estate Fund II LP (“EMRE II”) was formed in February 1999 to develop, re-develop, lease, own and sell Class A office, residential and industrial projects in diverse emerging economies outside the United States and certain Western European markets. EMRE II had total equity capital commitments of US$436 million, $352 million of which was funded as of December 31, 2009. EMRE II is managed by Hines, and Hines has discretion over investment decisions. Due to poor economic conditions in Argentina, one project was cancelled and the land was sold at a loss. Soft market conditions in Germany coupled with a longer lease-up period contributed to a loss on the project in Munich.

Fully Monetized Programs
HCS Interests LP
HCS Interest LP (“HCS”) was formed in January 2006 with CalPERS to invest primarily in Sunbelt coastal areas of Spain to develop parcels of land, residential communities and master-planned communities. HCS’s equity capital commitment was €183 million (approximately US$262 million). HCS is managed by Hines, and Hines has discretion over investment decisions. Due to changes in regional legislation and adverse market conditions in the Spanish residential market, HCS suspended two projects and began exercising caution in the underwriting of new potential deals. As a result, only 3% of the capital that was originally committed by the investors was invested in HCS. In 2009, HCS decided to close the fund resulting in a loss of all the capital that was invested.

Hines Suburban Office Venture LLC
Hines Suburban Office Venture LLC (“HSOV”) was formed in February 2002 to acquire suburban office properties with an acquisition cost of US$65 million or less and portfolios of such properties in diverse markets in the United States. HSOV had total equity capital committed of US$222 million. HSOV was managed by Hines, but Hines did not have complete discretion over investment decisions.

Hines 1997 U.S. Office Development Fund LP
Hines 1997 U.S. Office Development Fund LP (“USODF I”) was formed in January 1998 to develop, lease, own and sell Class A, multi-tenant office buildings in geographically diverse suburban core locations within the United States. USODF I had total equity capital committed of US$320 million. USODF I was managed by Hines, and Hines had discretion over investment decisions.

Hines 1999 U.S. Office Development Fund LP
Hines 1999 U.S. Office Development Fund LP (“USODF II”) was formed in June 1999 to develop, lease, own and sell Class A, multi-tenant office buildings in geographically diverse suburban core locations within the United States that would be attractive to quality tenants and institutional investors. USODF II had total equity capital committed of US$107 million. USODF II was managed by Hines, and Hines had discretion over investment decisions.

Hines Corporate Properties LLC
Hines Corporate Properties LLC (“HCP”) was formed in November 1997 to develop and acquire a portfolio of geographically diverse buildings which met the following criteria: (i) an office building at least 75% of which was or would be leased to a single tenant, or (ii) any office project proposed for development to a tenant as an alternative to a project that would be 75% or more leased to such tenant. HCP had total equity capital committed of US$137 million. HCP was managed by Hines, but Hines did not have complete discretion over investment decisions.

HMS Office LP
HMS Office LP (“HMS”) was formed in July 1995 to acquire a portfolio of 12 Class A, suburban office buildings, some with additional development parcels, located in 10 cities in the United States. HMS had total equity capital committed of US$156 million. HMS was managed by Hines, but Hines did not have complete discretion over investment decisions.

E. Updates to Appendix A

1. The fifth column of the table on page A-2 is hereby deleted and replaced in its entirety with the following:

Hines Pan-European Core Fund
Dollar amount offered	$383,408
Dollar amount raised	$300,394
Percentage amount raised	78.3%
Less offering expenses:
Selling commissions	0.0%
Organizational expenses	0.0%
Reserves	0.0%
Percent available for investment	100.0%
Acquisition and development costs:
Prepaid items and fees	0.3%
Purchase price (cash down payment)(2)	161.9%
Acquisition fees	1.7%
Other capitalized costs	5.3%
Total acquisition and development costs	169.2%
Percent leveraged(3)	45%
Date offering began	Dec-05
Length of offering	continuing
Months to invest 90% of amount available for investment	continuing

2. The fifth column of the table on page A-3 is hereby deleted and replaced in its entirety with the following:

Hines Pan-European Core Fund
Date offering commenced	Dec-05
Dollar amount raised	$300,384
Amount paid to sponsor from proceeds of offering:
Underwriting fees	—
Acquisition fees:
Real estate commissions	—
Advisory fees	—
Dollar amount of cash generated from operations before deducting payments to sponsor	73,234
Amount paid to sponsor from operations:
Property management fees	—
Development, acquisition, and disposition fees	5,008
Partnership and asset management fees	4,448
Reimbursements	—
Leasing commissions	257
Dollar amount of cash generated from property sales and refinancing before deducting payments to sponsor:
Cash	—
Notes	—
Amount paid to sponsor from property Sales and refinancing:
Real estate commissions	—
Incentive fees or distributions	—

3. The percentage at the bottom of the fifth column of the table on page A-6 is hereby deleted and replaced with the following:

    58%

4. The percentage at the bottom of the fourth column of the table on page A-7 is hereby deleted and replaced with the following:

    100%

5. The fifth column of the table on page A-7 is hereby deleted and replaced in its entirety with the following:

Hines Suburban Office Venture LLC 2005
Gross revenues	$9,020
Profit (loss) on sale of properties	8,925
Profit (loss) on sale of properties after previously recognized FMV Adj	—
Less: Operating expenses	(4,960)
Interest expense	(1,380)
Depreciation	(3,602)
Other gain (loss)	—
Net income (loss) — GAAP basis	8,003
Taxable income (loss):
From operations	1,657
From gain (loss) on sale	7,474
Cash generated (deficiency) from operations	136
Cash generated from sales	18,053
Cash generated from refinancing	—
Cash generated (deficiency) from investing and financing activities (before distributions)	(1,685)
Total cash generated (deficiency)	16,504
Less: Cash distributions to investors:
From operating cash flow	(770)
From sales and refinancing	(18,114)
From other (incentive)	—
Cash generated (deficiency) after cash distributions	(2,380)
Less: Special items (not including sales and refinancing)	—
Cash generated (deficiency) after cash distributions and special items	(2,380)
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss):
— from operations	36
— from recapture(1)	25
Capital gain (loss)	137
Cash distributions to investors:
Source (on GAAP basis):
— from investment income	(190)
— from return of capital	(218)
Total distributions on GAAP basis	(408)
Source (on cash basis):
— from sales	(391)
— from refinancing	—
— from operations	(17)
— from other	—
Total distributions on cash basis	(408)
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table

6. The first and second columns of the table on page A-8 are hereby deleted and replaced in their entirety with the following:

	Hines Suburban Office Venture LLC 2006	Hines Suburban Office Venture LLC 2007
Gross revenues	$9,045	$5,956
Profit (loss) on sale of properties	—	19,738
Profit (loss) on sale of properties after previously recognized FMV Adj	—	—
Less: Operating expenses	(4,782)	(3,691)
Interest expense	(1,372)	(810)
Depreciation	(2,938)	(827)
Other gain (loss)	—	—
Net income (loss) — GAAP basis	(47)	20,366
Taxable income (loss):
From operations	279	(3,881)
From gain (loss) on sale	—	21,705
Cash generated (deficiency) from operations	(5,232)	(6,038)
Cash generated from sales	—	42,049
Cash generated from refinancing	—	—
Cash generated (deficiency) from investing and financing activities (before distributions)	5,711	3,506
Total cash generated (deficiency)	479	39,517
Less: Cash distributions to investors:
From operating cash flow	—	(115)
From sales and refinancing	—	(38,682)
From other (incentive)	—	—
Cash generated (deficiency) after cash distributions	479	720
Less: Special items (not including sales and refinancing)	—	—
Cash generated (deficiency) after cash distributions and special items	479	720
Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss):
— from operations	5	69
— from recapture(1)	—	60
Capital gain (loss)	—	325
Cash distributions to investors:
Source (on GAAP basis):
— from investment income	—	(312)
— from return of capital	—	(376)
Total distributions on GAAP basis	—	(688)
Source (on cash basis):
— from sales	—	(686)
— from refinancing	—	—
— from operations	—	(2)
— from other	—	—
Total distributions on cash basis	—	(688)
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table

7. The percentage at the bottom of the second column of the table on page A-9 is hereby deleted and replaced with the following:

    100%

8. The first column of the table on page A-10 is hereby deleted and replaced in its entirety with the following:

Hines Suburban Office Venture (1)
Dollar amount raised (in thousands)	$56,426
Number of properties purchased/developed	3
Date of closing of offering	Feb-02
Date of first sale of property	Apr-04
Date of final sale of property	Aug-07
Tax and Distribution data Per $1,000 Invested
Federal income tax results:
Ordinary income (loss):
— from operations	29
— from recapture(2)	136
Capital gain	736
Deferred gain:
Capital	—
Ordinary	—
Cash distributions to investors:
Source (on GAAP basis):
— from investment income	858
— from return of capital	1,000
Total distributions on GAAP basis	1,858
Source (on cash basis):
— from sales	1,724
— from refinancing	—
— from operations	134
Total distributions on cash basis	1,858

F. Updates to Appendix E

1. The fourth paragraph and bullet points immediately following thereafter are hereby deleted and replaced in their entirety with the following:

For the 10-years ended December 31, 2009, Hines sponsored 19 privately offered programs in which Hines co-invested with various institutional and other third-party investors, and one other publicly offered investment program. For these prior programs in this time period:

•	Funds raised from investors: $14.1 billion

•	Aggregate amount of real estate investments: $20.3 billion

•	Number of properties: 234

•	In the U.S., 120 properties with a cost of $13.3 billion

•	Outside of the U.S., 114 properties with a cost of $7.1 billion

•	60% in Western Europe

•	3% in Canada

•	37% in emerging markets

•	107 dispositions with an aggregate cost basis of $7.0 billion and sales price of $9.2 billion